

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 31, 2009

Mr. Martin Rip
Chief Financial Officer, Corporate Secretary
Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
P.O. Box 11644
Vancouver, British Columbia
Canada V6B 4N9

> **Re:** **Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 000-22216**

Dear Mr. Rip:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief